EXHIBIT 99.1 Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes Oxley Act of 2002

906 Certificate of Chief Executive Officer

               In connection with the Annual Report of Scitex Corporation Ltd. (the “Company”) on Form 20-F for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I, Yeoshua Agassi, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

            1. The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

            2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 19, 2003

s/ Yeoshua Agassi
Yeoshua Agassi
Chief Executive Officer

IMPORTANT: A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Scitex Corporation Ltd. and will be retained by Scitex Corporation Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

906 Certificate of Chief Financial Officer

            In connection with the Annual Report of Scitex Corporation Ltd. (the “Company”) on Form 20-F for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I, Yahel Shachar, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

            1. The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

            2. The information contained in this Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 19, 2003

s/ Yahel Shachar
Yahel Shachar
Chief Financial Officer

IMPORTANT: A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Scitex Corporation Ltd. and will be retained by Scitex Corporation Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.